UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No.__)*

Alterra Capital Holdings Limited
(Name of Issuer)

Common Shares, Par Value $1.00 per share
(Title of Class of Securities)

G0229R 108
(CUSIP Number)

May 12, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners (BHCA), L.P. 13-3371826
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 4,259,704
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,259,704*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,259,704
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 3.56%
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 2 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners Global Investors, L.P. 13-4197054
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 28,576
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 28,576*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,576
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 0.02%
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 3 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners Global Investors A, L.P. 26-0032493
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 116,222
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 116,222*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,222
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 0.10%***
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 4 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 512,646
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 512,646*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,646
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 0.43%
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 5 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 57,329
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 57,329*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,329
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 0.05%
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 6 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners Global Investors (Cayman) III, L.P. 35-2159615
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 617,957
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 617,957*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 617,957
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 0.52%
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 7 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners Global Investors (Cayman) IV, L.P. 35-2159620
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 415,258
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 415,258*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 415,258
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 0.35%
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 8 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners Global Investors (Selldown) II-A, L.P. 20-4604544
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 1,200,374
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,200,374*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,374
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 1.00%
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 9 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P. 98-0440874
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 201,675
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 201,675*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,675
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 0.17%
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 10 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. J.P. Morgan Partners Global Investors (Cayman/Selldown) IV, L.P. 98-440873
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 144,054
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 144,054*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,054
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 0.12%***
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 11 of 32 pages

CUSIP No. G0229R 108

1.	Names of Reporting Persons. Bear Growth Capital Partners, LP 20-0477541
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 944,255
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 944,255*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 944,255
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) ** 0.79%
12.	Type of Reporting Person (See Instructions) PN

*	Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

Page 12 of 32 pages

Item 1.

	(a)	Name of Issuer:

Alterra Capital Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices:

Alterra House
2 Front Street
Hamilton, Bermuda, HM 11

Item 2.

	(a)	Name of Person Filing:

J.P. Morgan Partners (BHCA), L.P. (“JPMP (BHCA)”)
J.P. Morgan Partners Global Investors, L.P. (“JPMP Global”)
J.P. Morgan Partners Global Investors A, L.P. (“JPMP Global A”)
J.P. Morgan Partners Global Investors (Cayman), L.P. (“JPMP Cayman”)
J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“JPMP Cayman II”)
J.P. Morgan Partners Global Investors (Cayman) III, L.P. (“JPMP Cayman III”)
J.P. Morgan Partners Global Investors (Cayman) IV, L.P. (“JPMP Cayman IV”)
J.P. Morgan Partners Global Investors (Selldown) II-A, L.P. (“JPMP Selldown II-A”)
J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P. (“JPMP Selldown III”)
J.P. Morgan Partners Global Investors (Cayman/Selldown) IV, L.P. (“JPMP Selldown IV”)
Bear Growth Capital Partners, LP (“Bear Growth”)

Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

Page 13 of 32 pages

	(b)	Address of Principal Business Office or, if none, Residence:

c/o J.P. Morgan Partners, LLC
270 Park Avenue
New York, NY 10017

See also supplemental information relating to principal business offices included in Exhibit 2(a) attached hereto.

	(c)	Citizenship:

		JPMP (BHCA):	Delaware
		JPMP Global:	Delaware
		JPMP Global A:	Delaware
		JPMP Cayman:	Cayman Islands
		JPMP Cayman II:	Cayman Islands
		JPMP Cayman III:	Cayman Islands
		JPMP Cayman IV:	Cayman Islands
		JPMP Selldown II-A:	Cayman Islands
		JPMP Selldown III:	Cayman Islands
		JPMP Selldown IV:	Cayman Islands
		Bear Growth:	Delaware

	(d)	Title of Class of Securities:

Common Shares, par value $1.00 per share

	(e)	CUSIP Number:

G0229R 108

Item 3.	If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 14 of 32 pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

		JPMP (BHCA):	4,259,704
		JPMP Global:	28,576
		JPMP Global A:	116,222
		JPMP Cayman:	512,646
		JPMP Cayman II:	57,329
		JPMP Cayman III:	617,957
		JPMP Cayman IV:	415,258
		JPMP Selldown II-A:	1,200,374
		JPMP Selldown III:	201,675
		JPMP Selldown IV:	144,054
		Bear Growth:	944,255

	(b)	Percent of Class:

		The following percentages are based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010:

		JPMP (BHCA):	3.56%
		JPMP Global:	0.02%
		JPMP Global A:	0.10%
		JPMP Cayman:	0.43%
		JPMP Cayman II:	0.05%
		JPMP Cayman III:	0.52%
		JPMP Cayman IV:	0.35%
		JPMP Selldown II-A:	1.00%
		JPMP Selldown III:	0.17%
		JPMP Selldown IV:	0.12%
		Bear Growth:	0.79%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

		JPMP (BHCA):	4,259,704
		JPMP Global:	28,576
		JPMP Global A:	116,222

Page 15 of 32 pages

		JPMP Cayman:	512,646
		JPMP Cayman II:	57,329
		JPMP Cayman III:	617,957
		JPMP Cayman IV:	415,258
		JPMP Selldown II-A:	1,200,374
		JPMP Selldown III:	201,675
		JPMP Selldown IV:	144,054
		Bear Growth:	944,255

	(ii)	Shared power to vote or to direct the vote:

		Not applicable

	(iii)	Sole power to dispose or to direct the disposition of:

		JPMP (BHCA):	4,259,704*
		JPMP Global:	28,576*
		JPMP Global A:	116,222*
		JPMP Cayman:	512,646*
		JPMP Cayman II:	57,329*
		JPMP Cayman III:	617,957*
		JPMP Cayman IV:	415,258*
		JPMP Selldown II-A:	1,200,374*
		JPMP Selldown III:	201,675*
		JPMP Selldown IV:	144,054*
		Bear Growth:	944,255*

		*Disposition of Common Shares is limited by the terms of a lock-up agreement, dated March 3, 2010, with the Issuer.

	(iv)	Shared power to dispose or to direct the disposition of:

		Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

	Not applicable.

Page 16 of 32 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 17 of 32 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 21, 2010

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

Page 18 of 32 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

Page 19 of 32 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) III, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) IV, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II-A, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

Page 20 of 32 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN/SELLDOWN) III, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN/SELLDOWN) IV, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

BEAR GROWTH CAPITAL PARTNERS, LP

By:	BGCP GP, LLC, its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

Page 21 of 32 pages

EXHIBIT 2(a)

Item 2.              Identity and Background.

This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (BHCA)”), whose principal business office is located 270 Park Avenue, New York, NY 10017.  JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business.  The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as “JPMP Master Fund”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.  As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

This statement is also being filed by: (i) J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Global”), whose principal place of business is located at the same address as JPMP (BHCA); (ii) JPMP Global Investors A, L.P., a Delaware limited partnership (“JPMP Global A”), whose principal place of business is located at the same address as JPMP (BHCA); (iii) J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), whose principal place of business is located at the same address as JPMP (BHCA); (iv) J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), whose principal place of business is located at the same address as JPMP (BHCA); (v) J.P. Morgan Partners Global Investors (Cayman) III, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman III”), whose principal place of business is located at the same address as JPMP (BHCA); (vi) J.P. Morgan Partners Global Investors (Cayman) IV, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman IV”), whose principal place of business is located at the same address as JPMP (BHCA); (vii) J.P. Morgan Partners Global Investors (Selldown) II-A, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Selldown II-A”), whose principal place of business is located at the same address as JPMP (BHCA); (viii) J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P. (“JPMP Cayman III”), a limited partnership organized under the laws of the Cayman Islands, whose principal place of business is located at the same address as JPMP (BHCA); and (ix) J.P. Morgan Partners Global Investors (Cayman/Selldown) IV, L.P. (“JPMP Cayman IV”), a limited partnership organized under the laws of the Cayman Islands, whose principal place of business is located at the same address as JPMP (BHCA).  JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Cayman III, JPMP Cayman IV, JPMP Selldown II-A, JPMP Cayman III and JPMP Cayman IV are collectively referred to as the “Global Fund Entities”.  Each of the Global Fund Entities is engaged in the venture capital, private equity and leveraged buyout business.  The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), whose principal place of business is located at the same address as JPMP (BHCA).  JPMP Investors is engaged indirectly in the venture capital, private

Page 22 of 32 pages

equity and leveraged buyout business as general partner of each of the Global Fund Entities.  As general partner of each of the Fund Entities, JPMP Investors may be deemed to beneficially own the shares held by the Global Fund Entities.

This statement is also being filed by Bear Growth Capital Partners, LP, a Delaware limited partnership (“Bear Growth”), whose principal place of business is located at the same address as JPMP (BHCA).  Bear Growth is engaged indirectly in the venture capital, private equity and leveraged buyout business.  The general partner of Bear Growth is BGCP GP, LLC (“BGCP GP”).  Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of BGCP GP.  As the general partner of Bear Growth, BGCP GP may be deemed to beneficially own the shares held by Bear Growth.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., a New York corporation (hereinafter referred to as “JPMP Capital Corp.”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.  Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.  As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP (BHCA) and the Global Fund Entities.

Each of JPMP Capital Corp. and BGCP GP is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, NY 10017.  Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

Page 23 of 32 pages

EXHIBIT 2(b)

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 21st day of May, 2010.

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

Page 24 of 32 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

Page 25 of 32 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) III, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) IV, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II-A, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

Page 26 of 32 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN/SELLDOWN) III, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN/SELLDOWN) IV, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

BEAR GROWTH CAPITAL PARTNERS, LP

By:	BGCP GP, LLC, its general partner

By:	/s/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

Page 27 of 32 pages

SCHEDULE A

BGCP GP, LLC

1.	Executive Officers (1)

	President	Ina R. Drew*
	Managing Director	Joseph S. Bonocore*
	Managing Director	Ana Capella Gomez-Acebo*
	Managing Director	John C. Wilmot*
	Managing Director and Treasurer	David Alexander*
	Vice President	William T. Williams Jr*
	Vice President and Assistant Secretary	Elizabeth De Guzman*

________________________

(1)	Each of whom is a United States citizen except for Ana Capella Gomez Acebo, who is a citizen of Spain.

*	Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017.

Page 28 of 32 pages

SCHEDULE B

JPMP CAPITAL CORP.

1.	Executive Officers (1)

	Chief Investment Officer	Ina R. Drew*
	Managing Director	Joseph S. Bonocore*
	Managing Director	Ana Capella Gomez-Acebo*
	Managing Director	John C. Wilmot*
	Managing Director and Treasurer	David Alexander*
	Executive Director	John F. Geisler*
	Vice President	William T. Williams Jr*
	Vice President and Assistant General Counsel	Judah Shechter*
	Vice President and Assistant General Counsel	Elizabeth De Guzman*

2.	Directors (2)

Ina R. Drew*
John C. Wilmot*

________________________

(1)	Each of whom is a United States citizen except for Ana Capella Gomez Acebo, who is a citizen of Spain.

(2)	Each of whom is a United States citizen.

*	Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017.

Page 29 of 32 pages

SCHEDULE C

JPMORGAN CHASE & CO.

1.	Executive Officers (1)

	President and Chief Executive Officer	James Dimon*
	Chief Administrative Officer	Frank J. Bisignano*
	Executive Chariman of Investment Bank	Steven D. Black*
	Chief Financial Officer	Michael J. Cavanagh*
	General Counsel	Stephen M. Cutler*
	Head of Corporate Responsibility	William M. Daley*
	Director of Human Resources	John L. Donnelly*
	Chief Investment Officer	Ina R. Drew*
	Chief Executive Officer of Asset Management	Mary E. Erdoes*
	Head of Commercial Banking	Samuel Todd Maclin*
	Head of Strategy and Business Development	Jay Mandelbaum*
	Chief Executive Officer, Treasury & Securities Services	Heidi Miller*
	Chief Executive Officer of Retail Financial Services	Charles W. Scharf*
	Chief Executive Officer of Card Services	Gordon A. Smith*
	Chief Executive Officer of the Investment Bank	James E. Staley*
	Chief Risk Officer	Barry L. Zubrow*

________________________

(1)	Each of whom is a United States citizen.

*	Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017.

Page 30 of 32 pages

2.           Directors (2)

Name	Principal Occupation or Employment; Business or Residence Address
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
David M. Cote	Chairman and Chief Executive Officer Honeywell International Inc. 101 Columbia Rd. Morristown, NJ 07962-1219
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Page 31 of 32 pages

Name	Principal Occupation or Employment; Business or Residence Address
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

________________________________

(2)	Each of whom is a United States citizen.

Page 32 of 32 pages